FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED DECEMBER 31, 2004

(Santiago, Chile, January 27, 2005) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2004. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). December 2003 figures have been adjusted by the CPI variation year-to-year, equal to 2.5%. The figures expressed in US Dollars were calculated based on the December 31, 2004 exchange rate of 557.4 pesos per dollar.

The consolidated financial statements of Endesa Chile for the period ended December 31, 2004, include all of the Company’s Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

Income before taxes and minority interest of Endesa Chile for the year 2004 rose by 25% over the year 2003 to reach US$365.8 million, US$72.5 million higher than the year before. The Company’s operating income showed a better performance than in 2003, amounting to US$662.0 million, a figure that compares favorably with the US$622.5 million produced in 2003. The non-operating result also made a positive impact on the Company’s net income for 2004 as a result of a US$29.9 million reduction in financial expenses. It should be noted that the improvement in the result was despite a provision of US$30.7 million related to the re-liquidation of firm capacity in Chile from the period April 2000 to March 2004 and the period April 2004 to November 2004, in accordance with the resolution of the panel of experts.

Endesa Chile’s net income for 2004 was US$150.3 million, which compares with net income of US$143.7 million in 2003. Income tax to December 2004 amounted to US$167.6 million compared to US$50.3 million at December 2003, a difference produced mainly by an increase in deferred taxes as a result of the effects of the tax losses caused by the devaluation of the Argentine peso since 2002.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$971.0 million during year 2004. The consolidated net debt was reduced in US$537.4 million during 2004 compare with 2003. On 2004 the investment amount reached US$183 million of which US$120 million were investments in Chile.

The principal events occurring during 2004 are the following:

a)

The commercial incorporation of the Ralco plant in the SIC with a first unit as from September 6 and a second unit on September 22, contributing a maximum capacity of 690 MW, higher than the originally projected 570 MW. This greater capacity, considering a late improvement in the country’s hydrology in 2004, will enable it to contribute most significantly in meeting the strong growth in energy demand on the Central Grid System, SIC over the next few years.

b)

Change in the domestic electricity scenario as a result of the natural gas crisis in Argentina, leading to a rising trend in the market prices for electricity, including the node price which, as from May this year, was adjusted to incorporate the increased cost of thermal generation due to the gas restrictions, and later, in the process of price setting for the period November 2004-April 2005, modifying the works plan considering alternative technologies to natural gas for supplying the future needs of the domestic electricity system.

c)

Successful conclusion of the contractual commercial disputes of the subsidiary in Brazil, Cachoeira Dourada, with its principal customer, the Goiÿs state distribution company, CELG, reflected an improvement in this subsidiary’s financial statements, with operating income practically quadruplicating compared to the year 2003.

d)

Positive signs from the Argentine authority in terms of the justification process of electricity sector prices that began in February with a first adjustment of the seasonal price for large users and commercial customers and a second adjustment in November, continuing in May and December respectively with the transfer of the new natural gas price to variable generating costs recognized by the regulator, leading to an increase in the spot price for the generating companies.

e)

Publication of tariff adjustments for energy generation by the Peruvian entity Osinerg for the period November 2004-April 2005, which show an increase of 19 % in the monomic price in dollars with respect to the tariff setting in May 2004. This increase was due to a better estimate of the Works Plan, a positive adjustment to demand growth, higher fuel costs and a better estimate of the price for capacity.

f)

Strong increase in demand for electricity in the countries where we operate, with accumulated growth in 2004 above that of 2003 with 6.8% accumulated growth in Argentina, 5.4 % in Brazil, 2.7 % in Colombia, 7.9% in Chile’s principal electricity system and 5.9% in Peru.

g)

Record daily level of production of Endesa Chile’s operations in Latin America, with a peak on November 23 of 204,115 MWh, 13% higher than the daily record of previous years. This corresponds to a load factor on such day of 58.1%.

h)

Also, on January 26, 2005, the international rating agency Moody’s Investor Services upgraded the rating of Endesa Chile to Ba1 with stable outlook, from Ba2. Although Endesa Chile believes that this rating underestimate the solid situation of the company, it was based on the operating and financial efficiencies the company has achieved.

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	.4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	8
NON OPERATING INCOME	10

CONSOLIDATED BALANCE SHEET ANALYSIS	11
Assets (Chilean GAAP, Thousand US$)	11
Assets (Chilean GAAP, Million Ch$)	11
Liabilities (Chilean GAAP, Thousand US)	11
Liabilities (Chilean GAAP, Million Ch$)	11
Indicator	12

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	13
Assets (Million Ch$, Thousand US$)	13
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	14

CONSOLIDATED CASH FLOW (Chilean GAAP)	15
Effective cash flow (Thousand US$)	15
Effective cash flow (Million Ch$)	15

CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	15
Effective cash flow (Million US$)	15

CONSOLIDATED CASH FLOW (Chilean GAAP)	16
Cash flows originated from operating activities (Million Ch$, Thousand US$)	16
Cash flows originated from financing activities (Million Ch$, Thousand US$)	16
Cash flows originated from investing activities (Million Ch$, Thousand US)	16

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	17

MARKET RISK ANALYSIS	18

EXCHANGE AND INTEREST RATE RISK ANALYSIS	20

BUSINESS INFORMATION. MAIN OPERATING FIGURES	21

ENDESA CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	23

ENDESA CHILE’S OWNERSHIP STRUCTURE	24

CONFERENCE CALL INVITATION	25

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of Dec. 2003	As of Dec. 2004	Variation	%Var.

Operating Revenues	1,692,301	1,852,641	160,340	9.5%
Operating Expenses	(1,012,214)	(1,128,797)	(116,583)	(11.5%)

Operating Margin	680,087	723,844	43,757	6.4%

SG&A	(57,601)	(61,797)	(4,196)	(7.3%)

Operating Income	622,486	662,047	39,561	6.4%

Net Financial Income (Expenses)	(347,319)	(318,705)	28,614	8.2%
Interest Income	28,066	26,753	(1,313)	(4.7%)
Interest Expense	(375,385)	(345,458)	29,927	8.0%
Net Income from Related Companies	31,941	34,451	2,510	7.9%
Equity Gains from Related Companies	32,627	34,606	1,979	6.1%
Equity Losses from Related Companies	(686)	(155)	531	77.4%
Net other Non Operating Income (Expense)	(28,482)	(50,312)	(21,830)	(76.6%)
Other Non Operating Income	81,966	91,930	9,964	12.2%
Other Non Operating Expenses	(110,448)	(142,242)	(31,795)	(28.8%)
Positive Goodwill Amortization	(2,838)	(2,626)	212	7.5%
Price Level Restatement	1,057	3,967	2,910	275.2%
Exchange differences	16,469	37,012	20,543	124.7%

Non Operating Income	(329,171)	(296,213)	32,959	10.0%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	293,315	365,835	72,520	24.7%

Income Tax	(50,345)	(167,612)	(117,266)	(232.9%)
Extraordinary Items	-	-	-
Minority Interest	(127,962)	(76,789)	51,173	40.0%
Negative Goodwill Amortization	28,668	28,887	219	0.8%

NET INCOME	143,675	150,321	6,646	4.6%

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.2

Chilean GAAP, Million Ch$)
	As of Dec. 2003	As of Dec. 2004	Variation	%Var.

Operating Revenues	943,288	1,032,662	89,374	9.5%
Operating Expenses	(564,208)	(629,191)	(64,984)	(11.5%)

Operating Margin	379,081	403,471	24,390	6.4%

SG&A	(32,107)	(34,445)	(2,339)	(7.3%)

Operating Income	346,974	369,025	22,052	6.4%

Net Financial Income (Expenses)	(193,596)	(177,646)	15,950	8.2%
Interest Income	15,644	14,912	(732)	(4.7%)
Interest Expense	(209,240)	(192,558)	16,681	8.0%
Net Income from Related Companies	17,804	19,203	1,399	7.9%
Equity Gains from Related Companies	18,186	19,289	1,103	6.1%
Equity Losses from Related Companies	(383)	(86)	296	77.4%
Net other Non Operating Income (Expense)	(15,876)	(28,044)	(12,168)	(76.6%)
Other Non Operating Income	45,688	51,242	5,554	12.2%
Other Non Operating Expenses	(61,564)	(79,286)	(17,722)	(28.8%)
Positive Goodwill Amortization	(1,582)	(1,464)	118	7.5%
Price Level Restatement	589	2,211	1,622	275.2%
Exchange differences	9,180	20,630	11,450	124.7%

Non Operating Income	(183,480)	(165,109)	18,371	10.0%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	163,494	203,916	40,423	24.7%

Income Tax	(28,063)	(93,427)	(65,364)	(232.9%)
Extraordinary Items	-	-	-
Minority Interest	(71,326)	(42,802)	28,524	40.0%
Negative Goodwill Amortization	15,979	16,102	122	0.8%

NET INCOME	80,084	83,789	3,705	4.6%

Main Events during the Period

Investments

The completion of the Ralco project with its start-up on September 6 concludes the Company’s largest investment project in the last 10 years. Its original installed capacity was estimated at 570 MW but total capacity during the turbine testing stage showed that it was potentially greater. On December 9, 2004, the National Environmental Commission (CONAMA) authorized the Ralco hydroelectric plant to operate with a capacity of 690 MW, which implies contributing to the grid an additional 120 MW and improving the distribution of the water resource in order to cover demand at peak times, marginally increasing annual average generation.

Tariffs and Legislation in Chile

The monomic price of the Alto Jahuel node set in April 2004 with a load factor of 74.4% reaches Ch$25.39, which equates to US$42.04 per MWh at the type of the setting. This tariff, which is 6.2% higher in peso terms to that previously set, was applicable as from May and until October 2004.

With respect to the node price-setting process of the SIC, which culminated with the definitive report of October 2004, advised by the CNE to the companies on October 19, 2004, it should be noted that the free average price band operated on this occasion. Changes were also introduced to the penalization factors of energy and capacity by which the prices are defined at the grid’s different nodes.

For Endesa Chile, the effect of this last setting implied a rise in the average price for billing regulated customers of 6.5% in pesos and 4.3% in dollar terms compared to the average price at the April 2004 setting.

Financing

During the first quarter of 2004, the company signed a loan agreement for a total of US$250 million with an interest rate of Libor plus a spread of 1.15% in order to refinance bank debt and free the company from the guarantees of its subsidiaries Pehuenche and Pangue and certain borrowing and investment restrictions. This debt was replaced in November by a revolving syndicated loan for the same amount, but with an interest rate of Libor plus 0.375%.

In September 2004, the final documentation was signed for the refinancing agreement of a loan to Central Costanera in Argentina for an amount of US$47.7 million at an interest rate of Libor plus a spread of 4.875%, extending the final maturity of the debt from December 2004 to June 2006.

During 2004, the Endesa Chile’s subsidiary in Peru made 4 bond issues in the Peruvian capitals market, totaling a figure of about US$35 million.

Emgesa has begun the process for a domestic bond issue for a figure of around US$90 million, registering the program with that country’s Superintendency of Securities. Betania, another subsidiary of Endesa Chile in Colombia, successfully made a bond issue of approximately US$ 118 million in November at inflation (CPI) + 6.29% and a term of 7 years.

Sustainability

In July 2004, Endesa Chile was chosen by Institutional Investor Research Group as the best Latin American company in the electric utilities category for its corporate governance. This study was based on surveys of the most important participants in the finance industry, including portfolio managers, investment banks and analysts.

On September 13, 2004, Endesa Chile promised to respect and comply with the nine principles of the Global Compact, an action plan created by the United Nations for persuading through ethical commitments companies from all parts of the world to accept as an integral part of their strategy and operations, principles that point to respecting human rights, the environment and labor. This represents an important step by the company in the field of sustainable development and corporate social responsibility.

Endesa Chile recently improved its international evaluation in Corporate Sustainability and will be able to maintain the logo of membership of the Dow Jones Sustainability Index during 2005, as in 2004. At December 31, 2004, Endesa Chile had also achieved certification under the ISO 14001 international standard of 87% of its installed capacity in Latin America.

Operating Income

The Company’s consolidated sales in 2004 increased by 9.5% over 2003 to US$1,852.6 million. Physical sales of electricity grew by 5.5 % and the average price of sales also showed a rise. Endesa Chile’s consolidated cost of sales amounted to US$1,128.8 million in 2004, an increase of 11.5% on the year before, mainly the consequence of higher fuel costs for thermal generation which amounted to US$213.9 million. Electricity provided by thermal generation increased by 11.4% which allowed physical energy purchases to be reduced by 23%, equivalent to 1,924 GWh.

The consolidated operating income in 2004 amounted to US$662.0 million, 6.4% higher than in 2003, due to improvements in Colombia, Brazil and Argentina.

Operating income in Chile represented 40.6% of the Company’s total operating income. This contribution amounted to US$268.6 million, a reduction of US$16.9 million compared to 2003, basically due to the higher variable costs of production. It should be noted that this result is heavily influenced by the lower result in the first half of the year which fell by an amount close to US$25.1 million, being 17.3% below the level of the first half of 2003. During the last quarter of 2004, however, operating income from Chile rose by more than US$9 million over the same quarter of 2003, equivalent to growth of 14%, as a result of a 17% increase in hydroelectric generation.

In Argentina, operating income in 2004 was US$61.7 million, representing 9.3% of Endesa Chile’s consolidated operating income for the year; this compares with US$ 59.4 million in 2003. The Argentine operation showed a significant 30% increase in sales to US$266.1 million, reflecting the large increase in generation and in electricity demand. The higher physical sales of the Central Costanera subsidiary, which grew by 74% compared to 2003, influenced by the ability of the Costanera plant to operate not only with natural gas but also with fuel oil, are partially offset by reduced sales by El Chocón due to the lower hydrology in the Comahue area. The participation of the thermal generation of Costanera rose from 50.3% of Endesa Chile’s total thermal generation in 2003 to 70.4% in 2004. The cost of sales in Argentina increased by 41.0% to US$199.8 million in 2004 because of the higher cost of fuel which rose by 237.6% due to the increased electricity generation at Costanera, which was double the level of 2003, and the natural gas restrictions in the Argentine market which led the Company to increase generation with liquid fuels.

Operating income in Brazil of the subsidiary Cachoeira Dourada represented 3.9% of Endesa Chile’s consolidated operating income in 2004. The former reached US$25.7 million, 281.8 % higher than in 2003, showing the progress made by the company in terms of its contractual dispute with its principal customer, CELG, which was fully settled in 2004. Sales increased by 33.1% over the year 2003, to US$75.4 million. The physical generation of Cachoeira Dourada increased by 7.9% compared to 2003 as a consequence of growing demand and favorable hydrology.

In Colombia, operating income in 2004 amounted to US$212.5 million, representing an increase of 34.4% compared to the level of the year before and contributing 32.1% of Endesa Chile’s total operating income. The subsidiary Emgesa booked operating income of US$181.0 million and Betania US$31.5 million, equivalent to increases of US$32.9 million and US$21.5 million respectively, compared to 2003. Energy sales in Colombia improved by 17.6% as a result of stronger demand in the Colombian market and good hydrology. Physical sales rose by 667 GWh and generation by 1,087 GWh, with a lower contribution from thermal generation, which allowed energy purchases and fuel costs to fall compared to 2003.

In Peru, operating income in 2004 of the subsidiary Edegel was US$93.6 million, which compares with US$112.7 million in the previous year. Edegel’s operating income represents 14.1% of Endesa Chile’s total operating income. Sales showed growth of 7.7% during the year, equivalent to US$15.9 million, to a total of US$221.3 million. Physical sales were down on the year 2003 because of the low hydrology in the area but the consequent increase in price levels, also impacted by the rise in international fuel prices, allowed it to offset the reduced volume. However, the lower hydrology also affected the company’s operating costs, which increased by 44.6% over 2003 to a total of US$114.4 million. The physical generation of Edegel fell by 3.9% to 4,285.2 GWh, with hydroelectric generation declining by 408.4 GWh and thermal generation increasing by 235.2 GWh, which led to a greater expense on fuel and higher purchases of electricity.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$971.0 million during year 2004, 10.8% increased compared to the same period of 2003 in constant US dollars. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 58.5%, Colombia with 14.5%, Brazil with 7.9%, Peru with 7.7% and Argentina with 11.4%.

Non-Operating Income

The Company recorded a negative consolidated non-operating result for 2004 that was lower than in 2003, reaching a negative US$296.2 million, signifying a 10% improvement. This improvement is explained by US$28.6 million of lower net financial expenses, US$29.7 million of higher non-operating income, US$2.5 million of improved net income on investments in related companies and US$20.5 million of higher gains from exchange differences, offset by US$51.5 million of higher non-operating expenses.

Net result from investment in related companies. The improvement in this item of US$2.5 million is basically explained by the net income of our associate company Gasatacama that operates on the Chilean SING grid.

Financial expenses less financial income. The reduction of US$28.6 million in net financial expenses reflects the positive impact of the financial strengthening plan, which was completed in 2003. The appreciation of the Chilean peso against the dollar also affected this result.

Monetary correction. The improved result from monetary correction (price-level restatements) of US$2.9 million, reaching US$4.0 million in 2004 compared to US$1.0 million in 2003. This is principally the result of the higher inflation rate in Chile.

Exchange differences. The increase in the gain from exchange differences of US$20.5 million in 2004 compared to 2003 is the result of a US$37.0 million gain in 2004 compared to that of US$15.5 million in 2003. This positive effect is due to the 6.1% appreciation of the Chilean peso against the dollar during 2004 compared to a 17.4% appreciation in 2003, which negatively affected the position we had in 2003.

Other non-operating income and expenses. The higher other expenses less income of US$21.8 million are mainly explained by a reduced result of US$48.8 million for the appreciation of the Chilean peso against the dollar, mainly offset by US$27.7 million of tax fines, re-liquidations of energy and capacity, derivatives and provisions for obsolescence of fixed assets of the Brazilian subsidiary Cachoeira Dourada in 2003.

Income tax. Taxes showed an increase of US$117.3 million compared to 2003. Consolidated income tax accumulated at December amounted to US$167.6 million, composed of a charge for US$94.7 million for income tax, which accumulates an increase over 2003 of US$2.6 million, and US$72.9 million for deferred taxes, representing a rise of US$114.7 million compared to 2003. The higher income tax of US$2.6 million is due to the improved taxable results of the companies.

The higher charge for deferred taxes compared to 2003 when it represented a benefit of US$41.8 million, was recorded mainly in Argentina as a result of the effect of the significant devaluation made as part of the Emergency Plan. This occurs because in June 2003, the effects were recorded for the first time of the tax losses of the companies which amounted at December 31, 2003 to US$60.9 million, caused by the devaluation of the Argentine peso since early in 2002. However, as a result of the recovery in the exchange rate and improved results of the companies, the tax loss has reduced, reflecting at December 2004 losses due to the reversal of deferred taxes of US$25.2 million.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2

Assets (Thousand US$)	As of Dec.2003	As of Dec.2004	Variation	% Var.

Current Assets	722,432	977,263	254,831	35.3%
Fixed Assets	8,583,854	8,027,565	(556,289)	(6.5%)
Other Assets	743,892	535,286	(208,606)	(28.0%)

Total Assets	10,050,178	9,540,114	(510,064)	(5.1%)

Table 2.1

Assets (Million Ch$)	As of Dec.2003	As of Dec.2004	Variation	% Var.

Current Assets	402,684	544,726	142,043	35.3%
Fixed Assets	4,784,640	4,474,565	(310,076)	(6.5%)
Other Assets	414,645	298,368	(116,277)	(28.0%)

Total Assets	5,601,969	5,317,659	(284,310)	(5.1%)

Current assets increased by US$254.8 million, mainly explained by US$178.9 million of greater notes and accounts receivable from related companies, basically Atacama Finance Co.; and an increase in cash and time deposits of US$92.5 million. The 6.5% reduction in fixed assets is primarily due to a year’s depreciation (US$306.4 million) and the effect of the exchange rate on the fixed assets of foreign subsidiaries as a result of methodology for carrying non-monetary assets in historic dollars, in accordance with Technical Bulletin No.64, of subsidiaries in unstable countries. The 28% reduction in other assets is basically due to less notes and accounts receivable from related companies due to the transfer from long to short term of receivables due from Atacama Finance Co., and the influence of the appreciation of the Chilean peso against the dollar this year.

Table 3

Liabilities (Thousand US$) (1)	As of Dec.2003	As of Dec.2004	Variation	% Var.

Current liabilities	855,618	771,008	(84,610)	(9.9%)
Long-term liabilities	4,210,398	3,931,845	(278,553)	(6.6%)
Minority interest	2,239,301	2,022,589	(216,712)	(9.7%)
Equity	2,744,861	2,814,672	69,810	2.5%

Total Liabilities	10,050,178	9,540,114	(510,064)	(5.1%)

Table 3.1

Liabilities (Million Ch$)	As of Dec. 2003	As of Dec. 2004	Variation	% Var.

Current liabilities	476,921	429,760	(47,161)	(9.9%)
Long-term liabilities	2,346,876	2,191,610	(155,265)	(6.6%)
Minority interest	1,248,187	1,127,391	(120,795)	(9.7%)
Equity	1,529,986	1,568,898	38,912	2.5%

Total Liabilities	5,601,969	5,317,659	(284,310)	(5.1%)

(1)	Ch$ figures divided as of December 2004 exchange rate of 1 US$ = Ch$ 557.4

Short-term liabilities show a decline of US$84.6 million, equivalent to 9.9% compared to the year before, basically due to a reduction in notes and accounts payable to related companies and an increase in borrowings from banks and financial institutions and accounts payable. Long-term liabilities fell by US$278.6 million, equivalent to 6.6%, mainly explained by lower borrowings from banks and financial institutions resulting from debt refinancing, also influenced by the appreciation of the Chilean peso against the dollar this year. The minority interest reduced by US$216.7 million mainly because of the fall in the equity positions of foreign subsidiaries controlled in dollars, in accordance with Technical Bulletin No.64.

Table 4

Indicator	Unit	As of Dec. 2003	As of Dec. 2004	%Var.

Liquidity	Times	0.84	1.27	51.2%
Acid ratio test *	Times	0.77	1.18	53.2%
Leverage **	Times	1.02	0.97	(4.9%)
Short-term debt	%	16.9	16.4	(3.0%)
Long-term debt	%	83.1	83.6	0.6%

*	Current assets net of inventories and pre-paid expenses
**	Compounds to the ratio = Total debt / (equity + minority interest)

The company’s liquidity ratios improved at December 2004 compared to the year before. The current ratio was 1.27 at December 2004, improving by 51.2% compared to the previous year, and the acid test reached 1.18, which compares with 0.77 at December 2003. The improvement in the company’s liquidity ratios is mainly explained by higher current assets, mainly due to more notes and accounts receivable from the related company Atacama Finance Co.

The debt ratio at December 2004 has been reduced compared to December 2003 as a result of the company’s operating performance, the prepayment of financial debt and the appreciation of the Chilean peso against the dollar during the year.

It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.1

ASSETS	Thousand Ch$		Thousand US$

	As of Dec.2003	As of Dec.2004	As of Dec.2003	As of Dec.2004

CURRENT ASSETS
Cash	5,646	29,638	10,130	53,172
Time Deposits	159,078	186,651	285,392	334,859
Marketable Securities	1,221	682	2,191	1,223
Accounts Receivable, net	102,017	105,455	183,023	189,192
Notes receivable	1,149	208	2,062	372
Other accounts receivable	52,223	36,006	93,691	64,596
Amounts due from related companies	47,354	147,058	84,955	263,829
Inventories, net	10,085	13,691	18,092	24,563
Income taxes recoverable	14,614	4,933	26,218	8,849
Prepaid expenses	2,757	3,216	4,947	5,770
Deferred taxes	1,271	2,921	2,280	5,240
Other current assets	5,268	14,268	9,451	25,597

Total currrent assets	402,684	544,726	722,432	977,263

PROPERTY, PLANT AND EQUIPMENT
Property	37,196	46,783	66,730	83,931
Buildings and Infrastructure	5,675,993	5,464,979	10,182,979	9,804,411
Plant and equipment	1,039,657	997,490	1,865,190	1,789,540
Other assets	52,621	85,982	94,404	154,256
Technical appraisal	616,374	565,650	1,105,801	1,014,801
Sub - Total	7,421,839	7,160,884	13,315,104	12,846,940
Accumulated depreciation	(2,637,199)	(2,686,320)	(4,731,250)	(4,819,375)

Total property, plant and equipment	4,784,640	4,474,565	8,583,854	8,027,565

OTHER ASSETS
Investments in related companies	169,641	167,051	304,344	299,697
Investments in other companies	70,817	22,698	127,048	40,721
Positive Goodwill	22,707	19,609	40,738	35,179
Negative goodwill	(79,365)	(55,940)	(142,384)	(100,359)
Long-term receivables	17,093	35,028	30,666	62,842
Amounts due from related companies	131,999	334	236,811	600
Intangibles	28,966	28,076	51,966	50,370
Accumulated amortization	(7,504)	(8,369)	(13,463)	(15,014)
Others	60,292	89,880	108,166	161,249

Total other assets	414,645	298,368	743,892	535,286

TOTAL ASSETS	5,601,969	5,317,659	10,050,178	9,540,114

Table 5.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousand Ch$		Thousand US$

	As of Dec.2003	As of Dec.2004	As of Dec.2003	As of Dec.2004

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	55,911	95,976	100,306	172,185
Current portion of long-term debt	99,635	86,191	178,750	154,631
Notes Payable	-	-	-	-
Current portions of bonds payable	58,998	76,663	105,846	137,536
Current portion of other long-term debt	21,970	24,741	39,415	44,387
Dividends payable	959	178	1,720	319
Accounts payable and accrued expenses	60,022	81,046	107,683	145,400
Miscellaneous payables	13,391	17,343	24,025	31,114
Amounts payable to related companies	126,665	6,383	227,243	11,452
Provisions	22,408	15,225	40,202	27,315
Withholdings	7,578	10,837	13,596	19,442
Income Tax	6,732	13,539	12,078	24,290
Deferred Income	301	218	540	392
Deferred Taxes	-	-	-	-
Other current liabilities	2,350	1,420	4,215	2,547

Total current liabilities	476,921	429,760	855,618	771,008

LONG-TERM LIABILITIES
Due to banks and financial institutions	392,497	251,814	704,157	451,766
Bonds payable	1,730,577	1,685,734	3,104,731	3,024,280
Due to other institutions	123,545	93,693	221,646	168,089
Accounts payable	15,385	38,012	27,601	68,195
Amounts payable to related companies	86	51	155	92
Accrued expenses	38,986	37,664	69,943	67,570
Deferred taxes	35,160	74,557	63,079	133,758
Other long-Term liabilities	10,638	10,086	19,086	18,094

Total Long-term liabilities	2,346,876	2,191,610	4,210,398	3,931,845

Minority interest	1,248,187	1,127,391	2,239,301	2,022,589

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,076,449	1,076,449	1,931,196	1,931,196
Capital revaluation reserve	-	-	-	-
Additional paid-in capital-share premium	211,159	211,159	378,828	378,828
Other reserves	48,684	23,237	87,341	41,688
Total Capital and Reserves	1,336,291	1,310,845	2,397,365	2,351,712
development period of certain subsidiaries	1,730	-	3,104	-
Retained Earnings
Retained earnings	111,880	174,265	200,718	312,639
Net Income	80,084	83,789	143,675	150,321
Total Retained Earnings	191,964	258,053	344,392	462,959

Total Shareholders' Equity	1,529,986	1,568,898	2,744,861	2,814,672

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,601,969	5,317,659	10,050,178	9,540,114

Consolidated Cash Flow
(Chilean GAAP)

Table 6

Effective Cash Flow (Thousand US$)	As of Dec. 2003	As of Dec. 2004	Variation	% Var.

Operating	515,024	452,575	(62,448)	(12.1%)
Financing	(590,128)	(197,523)	392,606	66.5%
Investment	205,252	(127,241)	(332,493)	(162.0%)

Net cash flow of the period	130,147	127,811	(2,336)	(1.8%)

Table 6.1

Effective Cash Flow (Million Ch$)	As of Dec. 2003	As of Dec. 2004	Variation	% Var.

Operating	287,074	252,265	(34,809)	(12.1%)
Financing	(328,938)	(110,099)	218,838	66.5%
Investment	114,407	(70,924)	(185,332)	(162.0%)

Net cash flow of the period	72,544	71,242	(1,302)	(1.8%)

Main aspects of the current period on the effective cash flow statement are:

a)

Operating activities generated a positive flow of US$452.6 million, representing a decline of 12.1% compared to 2003. This flow mainly comprises a net income for the year of US$150.3 million, plus charges to income that do not represent net cash flows of US$273.4 million, asset changes affecting cash flows of US$33.0 million, liability changes affecting cash flows of US$(59.2) million, gains from the sale of fixed assets of US$11.4 million and minority interest of US$76.8 million.

b)

Financing activities generated a negative flow of US$197.5 million mainly from loan repayments of US$628.1 million, bond repayments of US$55.8 million and dividend payments of US$132.5 million. This was partially offset by bonds issued of US$169.8 million and loans drawn of US$464.4 million.

c)

Investment activities generated a negative flow of US$127.2 million, mainly explained by US$24.1 million of fixed assets sales proceeds and other investment income of US$72.8 million, which were basically offset by fixed asset acquisitions of US$172.5 million relating to the construction of the Ralco plant and net repayments and collections of loans with related companies of US$56.2 million.

Cash Flow From Foreign Operations
(Chilean GAAP)

Table 7

Effective Cash Flow (Million US$)	As of Dec. 2004

	Dividends	Capital Red.	Interests	Intercompany Amortiz	Total

Argentina	-	-	12.0	22.9	34.9
Brazil	-	27.8	-	-	27.8
Colombia	-	-	22.4	118.0	140.4
Peru	17.5	8.4	-	-	25.9
Associate Companies	-	8.2	13.4	21.5	43.1
Investment Companies	-	1.2	0.2	11.0	12.4

Total	17.5	45.6	48.0	173.4	284.5

(2)	The figures expressed in dollars were calculated based on the average quarterly exchange rate.

Consolidated Cash Flow (Chilean GAAP)

Table 8

	Thousand Ch$		Thousand US$

	Jan-Dec. 2003	Jan-Dec. 2004	Jan-Dec. 2003	Jan-Dec. 2004

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	80,084	83,789	143,675	150,321

(Profit) loss in sale of assets
(Profit) loss in sale of assets	5,081	(6,330)	9,116	(11,357)
Charges (credits) which do not represent cash flows:	156,427	152,420	280,636	273,447
Depreciation	183,976	170,790	330,061	306,405
Amortization of intangibles	1,680	1,402	3,014	2,514
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	1,582	1,464	2,838	2,626
Amortization of negative goodwill (less)	(15,979)	(16,102)	(28,668)	(28,887)
Accrued profit from related companies (less)	(18,186)	(19,289)	(32,627)	(34,606)
Accrued loss from related companies	383	86	686	155
Net, price-level restatement	(589)	(2,211)	(1,057)	(3,967)
Net exchange difference	(9,180)	(20,630)	(16,469)	(37,012)
Other credits which do not represent cash flow (less)	(19,633)	(6,332)	(35,223)	(11,360)
Other charges which do not represent cash flow	32,375	43,243	58,082	77,580
Assets variations which affect cash flow:	(40,560)	18,395	(72,766)	33,002
Decrease (increase) in receivable accounts	(67,674)	(7,769)	(121,410)	(13,939)
Decrease (increase) in inventories	(1,163)	(3,938)	(2,086)	(7,066)
Dividends from related companies	-	-	-	-
Decrease (increase) in other assets	28,277	30,103	50,731	54,006
Liabilities variations which affect cash flow:	14,716	(38,810)	26,401	(69,627)
Accounts payable related to operating results	28,072	(42,846)	50,363	(76,867)
Interest payable	(3,810)	7,813	(6,835)	14,017
Income tax payable	(15,385)	10,392	(27,602)	18,643
Accounts payable related to non operating results	(5,672)	(27,529)	(10,175)	(49,389)
Accrued expenses and withholdings	11,510	13,360	20,650	23,969
Minority Interest	71,326	42,802	127,962	76,789

Net Positive Cash Flow Originated from Operating Activities	287,074	252,265	515,024	452,575

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-
Proceeds from loans wired	204,431	258,854	366,759	464,396
Proceeds from debt issuance	616,962	94,649	1,106,857	169,804
Proceeds from loans obtained from related companies	-	3,063	-	5,496
Capital distribution	(12,988)	(9,997)	(23,301)	(17,935)
Other financing sources	6,486	10,137	11,636	18,187
Dividends paid	(37,270)	(73,833)	(66,864)	(132,460)
Loans, debt amortization (less)	(611,930)	(350,093)	(1,097,829)	(628,082)
Issuance debt amortization(less)	(407,311)	(31,109)	(730,734)	(55,811)
Amortization of loans obtained from related companies	(24,540)	(3,145)	(44,025)	(5,642)
Amortization of expenses in issuance debt	(5,823)	(475)	(10,447)
Other disbursements related to financing(less)	(56,955)	(8,151)	(102,180)	(14,623)

Net Cash Flow Originated from Financing Activities	(328,938)	(110,099)	(590,128)	(197,523)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	156,659	13,409	281,053	24,056
Sale of related companies	-	2,558	-	4,589
Sale of other investments	-	-	-	-
Collection upon loans to related companies	44,196	82,027	79,289	147,161
Other income on investments	51,033	40,574	91,556	72,792
Additions to fixed assets (less)	(134,418)	(96,136)	(241,152)	(172,471)
Investments in related companies (less)	(3,062)	-	(5,493)	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	-	(113,357)	-	(203,367)
Other investment disbursements(less)	-	-	-	-

Net Cash Flow Originated from Investment activities	114,407	(70,924)	205,252	(127,241)

Net Positive Cash Flow for the period	72,544	71,242	130,147	127,811

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(32,002)	(9,102)	(57,413)	(16,329)
NET VARIATION OF CASH AND CASH EQUIVALENT	40,542	62,140	72,734	111,482
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	127,196	167,738	228,195	300,929

FINAL BALANCE OF CASH AND CASH EQUIVALENT	167,738	229,878	300,929	412,411

Most important changes in the markets where the company operates

ARGENTINA

  An increase was approved in August in seasonal energy prices (Res 842/2004). This established a separation for the first time of demand of less than 10 kW; residential customers retain the price levels current since February 2002 and non-residential customers see their charges increased by almost 80%. The 10-300 kW segment will have an increase of 54% and those above 300 kW an increase of 43%. The rises applied from September 2004.

  Res. SE 950/2004 has created a trust fund to be administered by Cammesa to be used to finance the contracting of firm transport and the purchase of natural gas to supply the thermal plants.

  On December 17, the convoking of generating companies was closed for adhering to the agreement proposed by the government. The principal companies in the sector attended, including Endesa Chile, Total and AES, which concentrate close to 65% of the ownership of the new plants to be built under the agreement. It should be remembered that the agreement pretends to devote part of the credits that the generators produce between January 2004 and December 2006 to the construction of between 800 and 1,600 MW of additional generating capacity on the SADI.

BRAZIL

  On July 31, MME published its decree 5163-2004 which defines a new regulatory framework for the electricity sector, especially for the commercialization of electricity and the concessions process for the entry of new plants. It separates the form of free and regulated market contracting, establishing that distributors purchase through tenders to be organized by state entities. The supply of generation for these tenders will be divided between existing and new energy (generators that join as from the year 2009). In September, the rules and contract model for energy bidding were published. These bids are the only way to sell energy to distribution companies. The so-called “MegaLeilao” was held on December 9, when sales were closed to distributors for 17,008 average MW for the period from 2005 to 2008. The average sales prices for December 2004 were R$57.5 per MWh for sales between 2005 and 2006, R$67.3 per MWh for the period 2006-2008 and R$75.5 per MWh for 2007-2008. Cachoeira Dourada took part in the bidding but was not awarded any demand block.

CHILE

  The commercial incorporation of the Ralco plant to the SIC was made on September 6 with the first unit and on September 22 with the second unit.

COLOMBIA

  The Andean Regional Electricity Integration Agreement was signed by the Ministries of Mines and Energy of Colombia, Peru and Ecuador. This allows Colombia to reach Ecuador with a third interconnection line and guarantees the sale of some 100 MW in Peru.

  The Energy Plant Unit (UPME) approved a transmission expansion that contemplates the expansion to 500 MW of the interconnection line with Ecuador and a reinforcement of the national transmission system.

PERU

  Osinerg published its proposed tariff adjustments for energy generation for the period November 2004-April 2005, confirming the definitive tariffs with a 18.8% increase in the monomic price in dollars compared to the tariff setting of April 2004.

  The Congress in full session approved in December a bill (Law 28447) that modifies some clauses of the Electrical Concessions Law and repeals DS-010-2004-EM mentioned above. Under this, the calculation horizon of the electricity generation tariff would be modified from four to three years (24 months forward and the 12 months prior to the calculation date). It is also contemplated that the bar tariffs will be set annually by Osinerg rather than semi-annually. It is expected that these modifications will eliminate uncertainties in the projection of supply and demand in order to motivate the construction of new electricity plants and stabilize regulated prices.

  On December 25, the El Peruano Official Gazette published Supreme Decree N° 045-2004-EM approving the Regulation for the Import and Export of Electricity (RIEE). In general terms, this regulation fits in with the agreements signed following the Decision CAN 536 of 2002, with a scheme very similar to that applied between Colombia and Ecuador.

Market risk analysis

ARGENTINA
- Hydrology: Rainfalls during 2004 in Argentina have been normal (Limay, C.Cura and Neuquén basins) and dry (74% in the Uruguay and Paranÿ basins). Flows improved in the fourth quarter in Salto Grande; but these again fell in the last days of December. The light thaws in the southern zone caused a fall in the flows to the system’s principal reservoirs.

- Fuel prices: The second stage of the well-mouth gas price rise was applied in November, which was transferred to MEM prices through the authorization of the dispatch variable costs of the thermal units. Wholesale electricity prices rose by around 10% in this respect.

- Variation in demand: Exports to Brazil have remained at zero since February 2002. Demand increased over 6.8% in the year 2004.

BRAZIL
- Hydrology: Average water flows in the South East-Center West region in the third quarter were above the historic average except in September when they were 86%. During the fourth quarter, they were around historic levels. Reservoir water levels in all regions are above the levels of 2003.

- Fuel prices: Fuel prices for the thermal generation are irrelevant for the Company as our installed capacity in Brazil is totally hydroelectric.

- Variation in demand: Demand increased over 5.4% in the year 2004.

CHILE
- Hydrology: The probability of an accumulated surplus for the period April- December 2004 is 62.7%, which represents normal-dry hydrology in the system.

- Fuels risk: Resolution 659 of the Argentine Secretary of Energy, that establishes the current complementary procedure for the domestic supply of natural gas, maintains a permanent cut for the SING from the North West basin which has affected the normal dispatch of the combined-cycle plants which have had to replace the eventual shortfall with liquid fuels, thus raising the system’s costs. There were cuts on the SIC which reached an average of 3.8 MMm3 per day between the period April - September reducing to 2.3 MMm3 per day during October - December. Diesel and coal prices in recent months have seen increases on the international markets.

- Variation in demand: Demand increased near 7.9% in the year 2004.

COLOMBIA
- Hydrology: Total flows on the SIN during 2004 have been 88%, i.e. normal conditions. However, flows for the group companies have been in surplus for Emgesa (119% of average for Guavio) and in deficit for Betania (87 % of average).

- Fuel prices: Because of the mechanisms of declaration of offers, the fuels price is only one component of the declared price. In dry conditions, the declared price could rise because of producers’perceptions. The Endesa group has coal thermal generation so an increase in the price of this fuel would affect the production costs of that plant. However, given the present hydrology, the operation for merit of these plants has been low.

- Variation in demand: Demand increased near 2.7% in the year 2004.

PERU
- Hydrology: During 2004, Rio Rimac discharge were 18% lower than the year 2003, which corresponds to 83% of the average history (1965-2003) considering it a dry year. Yanango plants affluent were 18% lower than the year 2003, which means 63% of the average history considering it a dry year. Finally, the Chimay plant 2004 year discharge were 2% lower than the previous year, equivalent to 95% of the average history consider semi hummed.

- Fuel prices: The international oil price directly affects the price of liquid fuels used by most of the thermal plants, so energy prices in the system are severely affected and the value of firm contracts reduces.

- Variation in demand: Demand increased over 5.9% in the year 2004.

Exchange and interest rate risk analysis

The company has a high percentage of its debt denominated in dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The Brazilian and Colombian markets show less indexation to the dollar so the subsidiaries in those countries have greater debt in local currency. In the case of Argentina, a large portion of revenues comes from the export of energy to Brazil which is dollar indexed, thus reducing the exchange risk exposure in that country.

Despite this natural exchange rate cover, the company in a scenario of high dollar volatility has continued with its policy of partially covering it liabilities in that currency in order to smooth out the fluctuations that cause exchange rate variations in the results. In view of the large reduction in the accounting mismatch in recent years, which has reached prudent levels, the company has modified its dollar-peso hedging policy to establish a maximum admissible accounting mismatch over which hedging transactions will be used.

At December 31, 2004, the company in consolidated terms has covered in Chile, through dollar-peso forward contracts, an amount of US$78 million, compared to US$53 million at the end of 2003. The change is basically due to the increase in accounting mismatch and the modification of the above-mentioned policy.

Regarding interest rate risk, the company has a ratio of fixed to floating rate debt of approximately 90%:10% (fixed:variable) at December 31, 2004. The percentage of fixed-rate debt has fallen slightly when compared with the 95%:5% (fixed:variable) ratio at the end of the previous year, but it equally permits minimizing the risk of interest rate fluctuations.

Business Information Main
Operating Figures

Table 9
As of Dec. 2004 (GWh)	Chocón	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total generation	3,432.0	8,171.0	1,853.2	10,028.0	3,262.2	4,285.2	16,796.8
Hydro generation	3,432.0	-	1,853.2	9,959.5	3,262.2	4,033.4	12,462.8
Thermo generation	-	8,171.0	-	68.4	-	251.8	4,334.0
Purchases	198.5	114.0	680.4	2,687.4	639.8	239.4	1,914.0
Purchases to related companies	-	-	-	-	-	-	5,238.3
Purchases to related companies on the spot market	-	-	-	-	-	-	919.6
Purchases to other generators	-	-	-	142.8	-	121.0	1,113.4
Purchases at spot	198.5	114.0	680.4	2,544.5	639.8	118.4	800.6
Losses and own consumption	-	312.0	-	101.4	-	197.0	248.5
Total energy sales	3,630.5	7,973.0	2,533.8	12,614.1	3,902.0	4,327.6	18,462.3
Sales at regulated prices	-	-	1,207.3	5,586.8	2,853.6	1,588.7	10,386.7
Sales at unregulated prices	988.5	866.0	-	2,941.6	544.7	1,754.5	4,883.7
Sales at spot marginal cost	2,642.0	7,107.0	1,326.4	4,085.7	503.7	984.4	3,192.0
Sales at spot to related companies generators	-	-	-	-	-	-	919.6
Sales to related companies	-	-	-	-	-	-	5,238.3
Market Share on sales (%)	4.4%	9.6%	3.9%	19.4%	1.2%	23.3%	40.3%

As of Dec. 2003 (GWh)	Chocón	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total generation	4,038.0	4,090.0	1,589.3	9,204.6	3,024.3	4,458.4	16,524.3
Hydro generation	4,038.0	-	1,589.3	9,024.7	3,024.3	4,441.8	13,085.4
Thermo generation	-	4,090.0	-	179.9	-	16.6	3,439.0
Purchases	638.0	626.0	1,009.2	3,200.6	745.2	189.2	2,409.3
Purchases to related companies	-	-	-	419.6	-	-	4,111.6
Purchases to related companies on the spot market	-	-	-	-	-	-	-
Purchases to other generators	-	-	-	169.3	-	-	905.1
Purchases at spot	638.0	626.0	1,009.2	2,611.7	745.2	-	1,504.2
Losses and own consumption	-	133.0	-	103.4	-	204.7	252.6
Total energy sales	4,676.0	4,583.0	2,598.2	12,302.1	3,769.6	4,442.9	18,681.0
Sales at regulated prices	-	-	694.7	6,092.1	3,426.9	1,459.9	9,993.8
Sales at unregulated prices	2,246.0	1,811.0	-	2,546.1	-	1,674.0	5,767.0
Sales at spot marginal cost	2,430.0	2,772.0	1,483.9	3,663.9	342.7	1,309.0	2,920.2
Sales at spot to related companies generators	-	-	-	-	-	-	-
Sales to related companies	-	-	419.6	-	-	-	4,111.6
Market Share on sales (%)	6.0%	5.9%	3.9%	18.3%	1.0%	25.3%	43.9%

Table 9.1
As of Dec. 2004 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total generation	8,632.6	1,671.5	3,464.0	2,622.3	16,390.2	406.5	16,796.8
Hydro generation	7,327.4	1,671.5	3,464.0	-	12,462.8	-	12,462.8
Thermo generation	1,305.2	-	-	2,622.3	3,927.4	406.5	4,334.0
Purchases	6,931.5	231.6	-	303.1	1,308.4	605.6	1,914.0
Purchases to related companies	5,125.0	-	-	113.2	5,238.3	-	5,238.3
Purchases to related companies on the spot market	687.9	231.6	-	-	919.6	-	919.6
Purchases to other generators	1,113.4	-	-	-	1,113.4	-	1,113.4
Purchases at spot	5.1	-	-	189.9	195.0	605.6	800.6
Losses and own consumption	181.6	16.2	33.2	13.4	244.4	4.1	248.5
Total energy sales	15,382.5	1,886.9	3,430.7	2,912.0	17,454.3	1,008.1	18,462.3
Sales at regulated prices	10,275.3	-	55.2	56.1	10,386.7	-	10,386.7
Sales at unregulated prices	3,092.6	-	112.8	670.2	3,875.6	1,008.1	4,883.7
Sales at spot marginal cost	1,669.7	-	1,312.3	210.0	3,192.0	-	3,192.0
Sales at spot to related companies generators	231.6	687.9	-	-	919.6	-	919.6
Sales to related companies	113.2	1,199.0	1,950.4	1,975.7	5,238.3	-	5,238.3
Market Share on sales (%)	43.4%	0.0%	4.3%	2.7%	50.4%	9.0%	40.3%

As of Dec. 2003 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total generation	8,466.2	1,681.4	3,679.0	2,263.9	16,090.5	433.8	16,524.3
Hydro generation	7,725.0	1,681.4	3,679.0	-	13,085.4	-	13,085.4
Thermo generation	741.3	-	-	2,263.9	3,005.1	433.8	3,439.0
Purchases	5,257.9	223.7	-	504.9	1,874.9	534.3	2,409.3
Purchases to related companies	4,111.6	-	-	-	4,111.6	-	4,111.6
Purchases to related companies on the spot market	-	-	-	-	-	-	-
Purchases to other generators	905.1	-	-	-	905.1	-	905.1
Purchases at spot	241.3	223.7	-	504.9	969.8	534.3	1,504.2
Losses and own consumption	191.4	17.2	26.2	12.8	247.7	4.9	252.6
Total energy sales	13,532.7	1,580.9	1,727.6	876.5	17,717.8	963.2	18,681.0
Sales at regulated prices	8,876.9	1,011.8	52.8	52.2	9,993.8	-	9,993.8
Sales at unregulated prices	4,036.0	0.1	122.7	647.0	4,805.8	961.2	5,767.0
Sales at spot marginal cost	619.8	569.0	1,552.1	177.3	2,918.2	2.0	2,920.2
Sales at spot to related companies generators	-	-	-	-	-	-	-
Sales to related companies	-	307.0	1,925.2	1,879.4	4,111.6	-	4,111.6
Market Share on sales (%)	42.2%	4.9%	5.4%	2.7%	55.2%	9.2%	43.9%

Endesa Chile's Operating Income break down by country
(Chilean GAAP)

Table 10

	Million Ch$		Thousand US$

	As of Dec. 2003	As of Dec.2004	As of Dec. 2003	As of Dec.2004	% Var

Operating Revenues	943,288	1,032,662	1,692,301	1,852,641	9.5%

Energy sales:
Chocón	32,646	29,628	58,568	53,154	(9.2%)
Costanera	81,415	118,672	146,062	212,902	45.8%
Betania - Emgesa	213,583	251,094	383,178	450,473	17.6%
Cachoeira	31,562	42,006	56,623	75,361	33.1%
Edegel	113,685	122,259	203,956	219,339	7.5%
Chile	439,878	440,724	789,160	790,678	0.2%
Other revenues:	30,520	28,279	54,754	50,734	(7.3%)

Operating Expenses	(564,208)	(629,191)	(1,012,214)	(1,128,797)	(11.5%)

Chocón	(26,588)	(23,161)	(47,700)	(41,551)	12.9%
Costanera	(52,374)	(88,191)	(93,961)	(158,219)	(68.4%)
Betania - Emgesa	(122,892)	(129,183)	(220,473)	(231,760)	(5.1%)
Cachoeira	(25,846)	(25,951)	(46,368)	(46,557)	(0.4%)
Edegel	(44,113)	(63,779)	(79,140)	(114,422)	(44.6%)
Chile	(292,396)	(298,927)	(524,571)	(536,288)	(2.2%)

Operating Margin	379,081	403,471	680,087	723,844	6.4%

SG&A	(32,107)	(34,445)	(57,601)	(61,797)	(7.3%)

Chocón	(486)	(555)	(871)	(996)	(14.3%)
Costanera	(1,492)	(2,014)	(2,676)	(3,613)	(35.0%)
Betania - Emgesa	(2,785)	(3,759)	(4,996)	(6,743)	(35.0%)
Cachoeira	(1,968)	(1,741)	(3,530)	(3,124)	11.5%
Edegel	(7,590)	(7,438)	(13,617)	(13,345)	2.0%
Chile	(17,787)	(18,938)	(31,910)	(33,976)	(6.5%)

Operating Income	346,974	369,025	622,486	662,047	6.4%

Endesa Chile’s Ownership Structure, as of December 31, 2004
Total Shareholders: 25,187. Total Shares Outstanding: 8,201,754,580

Table 11

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	21.24%
ADR’s	4.75%
Individuals	5.92%
Others	8.11%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2004, on Friday, January 28, 2005, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 786 45 14, international.
Dial-In number: 1 (800) 901 52 59
Passcode I.D.: 82757047

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 86337993

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access www.endesa.cl, (please not that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Dated: January 27, 2005	By:	/s/ HECTOR LOPEZ VILASECO

Héctor López Vilaseco
General Manager